UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 3)*


                          United Auto Group, Inc.
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                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
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         (Upon Conversion of Series A Convertible Preferred Stock,
             Series B Preferred Stock or Exercise of Warrants)
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                       (Title of Class of Securities)

                                909440 10 9
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                               (CUSIP Number)

                         Robert C. Schwenkel, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
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                             New York, NY 10004
                                212-859-8000
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         (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications)

                              February 8, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,591,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,591,071

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,982,946

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,991,875

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,991,875

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,982,946

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           13,582,946

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         13,582,946

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,982,946

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW JERSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       13,582,946

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    13,582,946

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,982,946

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No.   909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MICHIGAN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           400,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       13,582,946

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         400,000

                10  SHARED DISPOSITIVE POWER

                    13,582,946

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,982,946

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.9%

14  TYPE OF REPORTING PERSON

    IN

          This Amendment No. 3 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999 and Amendment No. 2 filed on August 5, 1999 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          On February 8, 2000, in accordance with the Certificates of Designation, the Board of Directors declared and paid to IMCG I and IMCG II a pay-in-kind dividend consisting of an aggregate of 220.622 shares of Series A Preferred Stock and 62.324 shares of Series B Preferred Stock representing accrued and unpaid dividends through December 31, 1999 in respect of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock (the "December 1999 Dividend Payment"). Pursuant to the Certificates of Designation, such shares are convertible into 220,622 shares of Voting Common Stock and 62,324 shares of Non-Voting Common Stock, respectively.

          In addition, on February 8, 2000, Roger S. Penske was granted an option to purchase 25,000 shares of Voting Common Stock in connection with his service as Chairman of the Company. The option vests and becomes exercisable in three equal annual installments beginning on January 14, 2001.

          On December 22, 1999, the Company issued a press release announcing that the Board of Directors had authorized the repurchase of up to 3,000,000 shares of the outstanding stock of the Company. A copy of such press release is attached hereto as Exhibit 1 and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. As of February 8, 2000, the Reporting Persons have been advised that the Company had repurchased 931,852 shares of Voting Common Stock.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) As of February 8, 2000, as a result of (i) the acquisition of the shares of Series A Preferred Stock, the Series B Preferred Stock, the Warrants exercisable for Voting Common Stock and the Warrants exercisable for Non-Voting Common Stock at the Initial Closing and the Second Closing,
(ii) the option to purchase shares of Voting Common Stock granted to Roger
S. Penske at the Second Closing, and (iii) the December 1999 Dividend Payment, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 13,982,946 shares of Voting Common Stock, which constitutes approximately 39.9% of the 35,050,673 shares of Voting Common Stock deemed to be outstanding for this purpose.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 10,591,071 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 2,991,875 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of the Schedule 13D. Upon the exercise of the option to purchase 400,000 shares of Voting Common Stock granted to Roger S. Penske at the Second Closing, Roger S. Penske will have the sole power to direct the vote and disposition of such shares.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Voting Common Stock during the sixty days preceding the date of this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 -- Press Release, dated December 22, 1999, issued by the Company.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000


                             INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                     By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                          Its Managing Member



                                          By:  /s/ James A. Hislop
                                               -----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000


                             INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                     By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                          Its Managing Member



                                          By:  /s/ James A. Hislop
                                               -----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000


                                 PENSKE CAPITAL PARTNERS, L.L.C.



                                         By:  /s/ James A. Hislop
                                              ------------------------------
                                              James A. Hislop
                                              President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000






                                              /s/ James A. Hislop
                                              -------------------------
                                              James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2000






                                              /s/ Roger S. Penske
                                              ------------------------
                                              Roger S. Penske

                               EXHIBIT INDEX


          Exhibit 1 -- Press Release, dated December 22, 1999, issued by the Company.